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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-91008

PROSPECTUS

$381,488,000

Senior Convertible Notes due 2022

The Notes

        This prospectus covers resales by holders of our Senior Convertible Notes due 2022 and shares of our common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the common stock hereunder. Interest on the notes is payable semiannually in arrears on April 16 and October 16 of each year at the rate of 2.1478% per year on the principal amount at maturity, beginning October 16, 2002 until April 16, 2007. After that date, we will not pay cash interest on the notes prior to maturity. Instead, on April 16, 2022, the maturity date of the notes, a holder will receive $1,000 per note. The rate of accrual of original issue discount represents a yield to maturity of 3.75% per year, computed on a semiannual bond equivalent basis and calculated from April 16, 2007. The notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. Each of our domestic subsidiaries, including any person that becomes a domestic subsidiary, guarantees the notes on an unsecured senior basis for so long as the subsidiary is a guarantor of any of our other indebtedness.

Convertibility of the Notes

        Holders may convert their notes into 14.1265 shares of our common stock, subject to adjustment, only if (1) the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) the notes are called for redemption, or (3) specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein. Our common stock currently trades on The New York Stock Exchange under the symbol "DRD." On July 26, 2002, the last reported sale price of the common stock on the NYSE was $15.20 per share.

Purchase of the Notes by the Company at the Option of the Holder

        Holders may require us to purchase all or a portion of their notes on April 16, 2007 at a price of $572.76 per note plus accrued cash interest, if any, on April 16, 2012 at a price of $689.68 per note plus accrued cash interest, if any, and on April 16, 2017 at a price of $830.47 per note plus accrued cash interest, if any. We may choose to pay the purchase price of their notes in cash or common stock or a combination of cash and common stock. In addition, if we experience a change in control, each holder may require us to purchase for cash all or a portion of such holder's notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Redemption of the Notes at Our Option

        We may redeem for cash all or a portion of the notes at any time on or after April 16, 2007, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the redemption date.

        Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. The notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

Investing in the notes involves risks some of which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2002.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our finances. This prospectus incorporates by reference:

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  Our annual report on Form 10-K dated March 28, 2002 for the 52 weeks ended December 29, 2001.

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  Our quarterly report on Form 10-Q dated May 14, 2002 for the 13 weeks ended March 30, 2002.

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  Our current report on Form 8-K dated April 16, 2002, filed with the SEC on April 16, 2002.

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  Our current report on Form 8-K dated June 21, 2002, filed with the SEC on June 21, 2002.

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  Our current report on Form 8-K dated July 25, 2002, filed with the SEC on July 25, 2002.

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  Our definitive proxy statement on Schedule 14A dated April 15, 2002, filed with the SEC on April 15, 2002.

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  The description of our common stock contained in our registration on Form 8-A filed with the SEC on January 30, 1998.

        All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the notes and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

        You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

    Corporate Secretary
    Duane Reade Inc.
    440 Ninth Avenue
    New York, New York 10001
    (212) 273-5700

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	North East Regional Office 233 Broadway New York, New York 10279	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

        The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, including Duane Reade Inc., that file electronically with the SEC. The address of that site is www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "pro forma," "seek," or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions and we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

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  the competitive environment in the drugstore industry in general and in the metropolitan New York area;

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  inflation;

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  changes in costs of goods and services;

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  economic conditions in general and in the metropolitan New York area;

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  demographic changes;

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  changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of our business;

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  changes in federal and state laws and regulations;

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  liability and other claims asserted against us;

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  changes in our operating strategy or development plans;

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  the ability to attract and retain qualified personnel, including our ability to attract qualified pharmacists;

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  our significant indebtedness;

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  labor disturbances, including any resulting from the termination of our collective bargaining agreements;

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  continued impact or new occurrences of terrorist attacks in the New York City area;

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  trends in the healthcare industry;

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  changes in our acquisition and capital expenditure plans; and

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  other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors."

        We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

        For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Act.

        You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

INDUSTRY AND MARKET DATA

        In this prospectus, we rely on and refer to information and statistics regarding the drugstore industry. We obtained this information and these statistics from various third party sources and from our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them.

SUMMARY

        You should read the following summary, together with the more detailed information regarding our company and our notes and our financial statements and the notes to those statements incorporated by reference in this prospectus.

Duane Reade Inc.

        We are the largest drugstore chain in New York City, which is the largest drugstore market in the United States in terms of sales volume. As of June 29, 2002, we operated 120 of our 218 stores in Manhattan's high-traffic business and residential districts. We operate approximately three times as many stores in Manhattan as our next largest competitor. In addition, at June 29, 2002, we had a total of 98 stores in New York's outer boroughs and in densely populated New York suburbs. Since opening our first store in 1960, we have successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the most densely populated major market in the United States. According to data published in Drug Store News, we were the leading U.S. drugstore chain in 2000 in terms of sales per square foot, at over $800. Since 1997, we have more than tripled our store base through a combination of new store openings and opportunistic acquisitions of smaller drugstore chains and independent pharmacies. This growth, combined with strong same store sales increases, produced total sales of $1.1 billion, operating cash flow of $25.8 million and EBITDA of $102.1 million in fiscal 2001.

        We enjoy strong brand name recognition in metropolitan New York, which we believe results from our many locations in high-traffic areas of New York City and the 80 million shopping bags with the distinctive Duane Reade logo that we distributed in 2001. According to surveys conducted in 2000, approximately 95% of the people who live in Manhattan have shopped at a Duane Reade store.

Recent Developments

        On June 3, 2002, we completed a tender offer for 97.974% of our outstanding 9 1/4% Senior Subordinated Notes due 2008. Under the terms of the tender offer, we purchased our senior subordinated notes at a purchase price of $1,083.50 per $1,000 principal amount, plus accrued and unpaid interest. In connection with the tender offer, we also amended the indenture governing the senior subordinated notes.

        We were incorporated in Delaware in 1992, and our principal executive offices are located at 440 Ninth Avenue, New York, New York 10001. Our telephone number is (212) 273-5700. Our website address is www.duanereade.com. Information on our website does not constitute part of this prospectus.

The Notes

Notes	$381,488,000 aggregate principal amount at maturity of Senior Convertible Notes due April 16, 2022. Each note was issued at a price of $572.76 per note and has a principal amount at maturity of $1,000.
Maturity	April 16, 2022.
Cash Interest
2.1478% per year on the principal amount at maturity, payable semiannually in arrears until April 16, 2007 in cash on April 16 and October 16 of each year, beginning October 16, 2002. This cash interest is taxable to holders as original issue discount for United States federal income tax purposes and accordingly, is taxed to a holder as it accrues regardless of the holder's method of tax accounting. However, a holder will not recognize any income upon the actual payment of such cash interest. See "Certain United States Federal Income Tax Considerations."
Yield-to-Maturity of Notes	3.75% per year, computed on a semiannual bond equivalent basis and calculated from April 16, 2002.
Original Issue Discount
We offered our notes at an issue price significantly below the principal amount at maturity of the notes. As a result, the notes are treated as issued with original issue discount, which accrues daily at a rate of 3.75% per year beginning on April 16, 2007, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months. For United States federal income tax purposes, original issue discount will accrue at a constant rate of 3.75% per year, calculated on a semiannual bond equivalent basis, throughout the term of the notes from their issue date, and U.S. holders will be required to include original issue discount in their gross income as it accrues regardless of their method of tax accounting. See "Certain United States Federal Income Tax Considerations."
Conversion Rights
For each note surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 14.1265 shares of our common stock. In lieu of delivering shares of our common stock upon conversion of all or any portion of our notes, we may elect to pay holders surrendering notes cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

• the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount or any accrued cash interest. Instead, accrued original issue discount or accrued cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after June 29, 2002, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. The accreted conversion price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day, divided by 14.1265, subject to any adjustments to the conversion rate through that day.

On or before April 16, 2017, a holder also may convert its notes into shares of our common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average conversion value for the notes during that period. Conversion value is equal to the product of the closing sale price for our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is then convertible.

Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 15% of the sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in "Description of Notes—Conversion Rights." The ability to surrender notes for conversion will expire at the close of business on April 16, 2022.

Ranking
The notes are senior unsecured obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security.

As of June 29, 2002, Duane Reade Inc. had $102.8 million of senior indebtedness outstanding (other than the notes), all of which represented guarantees of indebtedness under the senior credit agreement secured by the capital stock of its subsidiaries, and $1.6 million of senior subordinated unsecured indebtedness outstanding representing indebtedness under its 9 1/4% senior subordinated notes due 2008.
Guarantees
Each of our domestic subsidiaries, including any person that becomes a domestic subsidiary, guarantees the notes on an unsecured senior basis for so long as such subsidiary is a guarantor of any of our other indebtedness. As of June 29, 2002, all of our subsidiaries were domestic subsidiaries and guarantors of the notes. Each guarantee of a guarantor is equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. The guarantees are effectively subordinated to secured indebtedness of the guarantors to the extent of the security.

As of June 29, 2002, the guarantors had an aggregate of $102.8 million of senior indebtedness outstanding (other than guarantees of the notes), all of which represented borrowings or guarantees of indebtedness under the senior credit agreement, which is secured by substantially all of the guarantors' assets, and $1.6 million of senior subordinated indebtedness outstanding, representing guarantees of our 9 1/4% senior subordinated notes due 2008.
Sinking Fund	None.
Redemption of Notes at Our Option
We may redeem for cash all or a portion of the notes at any time on or after April 16, 2007, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the applicable redemption date. See "Description of Notes—Redemption of Notes at Our Option."

Purchase of the Notes by Duane Reade	Holders may require us to purchase all or a portion of their notes on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:
• on April 16, 2007 at a price of $572.76 per note;
• on April 16, 2012 at a price of $689.68 per note; and
• on April 16, 2017 at a price of $830.47 per note.

We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.
Change in Control
Upon a change in control of Duane Reade, the holders may require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.
Optional Conversion to Semiannual Coupon Notes upon Tax Event
From and after the occurrence of a tax event, as described hereinafter, at our option, interest in lieu of future accrued original issue discount or cash interest will accrue on each note from the option exercise date at 3.75% per year, calculated on a semiannual bond equivalent basis, on the restated principal amount and will be payable semiannually. Any such interest in lieu of original issue discount or cash interest will be computed in the same manner and payable at the same time as the cash interest and will accrue from the most recent date to which cash interest, if payable, has been paid or provided for or, if no cash interest is payable or has been paid or provided for, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, as described herein. However, there will be no change in the holder's conversion rights. See "Description of Notes—Optional Conversion to Semiannual Coupon Notes upon Tax Event."
Trading Symbol of Our Common Stock	Our common stock is traded on The New York Stock Exchange under the symbol "DRD."

RISK FACTORS

        You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occur, our business could be harmed. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes incorporated by reference herein.

Risks Related to the Offering

Our substantial indebtedness could prevent us from fulfilling our obligations under the notes and otherwise restrict our activities.

        We have a significant amount of indebtedness. As of June 29, 2002, we had approximately $325.2 million of indebtedness outstanding, comprised of approximately $102.8 million outstanding under our senior credit agreement, $218.5 million of the notes, $1.6 million of our outstanding 9 1/4% senior subordinated notes due 2008 and approximately $2.3 million of capital lease obligations.

        Our outstanding indebtedness could have important consequences to you. For example, it could:

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  make it more difficult for us to satisfy our obligations with respect to these notes;

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  limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes;

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  require us to dedicate a material portion of our operating cash flow to fund interest payments on our indebtedness, thereby reducing funds available for our growth strategy, capital expenditures, acquisitions, working capital and other purposes; and

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  limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to any economic slowdown in the metropolitan New York area.

        In addition, our senior credit agreement contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantial additional debt. This could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. As of June 29, 2002, we could borrow up to an additional $79.3 million under our senior credit agreement, and all of these borrowings would have been senior indebtedness and secured by substantially all of our and our subsidiaries' assets. Furthermore, our senior credit agreement allows us to incur additional indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Description of Other Indebtedness—Senior Credit Agreement."

Your right to receive payments on these notes is effectively subordinated to the rights of our and the guarantors' existing and future secured creditors. The notes, in certain other circumstances, may effectively be subordinated to any existing and future liabilities of us or of our subsidiaries.

        Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and our subsidiaries are parties to the senior credit agreement, which is secured by liens on substantially all of our assets and the assets of our subsidiaries. The notes will be effectively subordinated to all of that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

        As of June 29, 2002, the aggregate amount of our and our subsidiaries' secured indebtedness under the senior credit agreement was $102.8 million, all of which represented term note indebtedness. Our senior credit agreement provides for revolving credit borrowings of up to $100.0 million aggregate principal amount, for which we have lender commitments of $80.0 million. See "Description of Other Indebtedness."

        In addition, the notes effectively are subordinated to all existing and future liabilities, including claims with respect to trade payables, of any subsidiary which is not a guarantor of the notes. Although all of our existing subsidiaries are guarantors of the notes and all future domestic subsidiaries will be required to guarantee the notes, any non-domestic subsidiaries would not be required to guarantee the notes. Moreover, each of our domestic subsidiaries will be required to guarantee the notes only so long as such subsidiary guarantees other indebtedness of ours. As a result, in the future, we may have subsidiaries that are not guarantors of the notes.

        Furthermore, if we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holders' claim for damages arising from our failure could be subordinated to all of our and our subsidiaries' existing and future obligations.

We are a holding company, and we may not have access to the cash flow and other assets of the subsidiaries that may be needed to make payment on the notes.

        Although all of our business is conducted through our subsidiaries, all of which are currently guarantors, none of our subsidiaries is obligated to make funds available to us for payment on our indebtedness, including the notes. Accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of the senior credit agreement significantly restrict the guarantors from paying dividends and otherwise transferring assets to us for purposes other than payments of interest, liquidated damages, if any, or payments upon a change of control. Furthermore, the guarantors are permitted under the terms of our indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by the guarantors to us. We cannot assure you that the agreements governing the current and future indebtedness of the guarantors will permit the guarantors to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

The notes will be issued at a substantial discount from their principal amount and will therefore trigger certain U.S. federal income tax consequences for the holders of the notes.

        The notes were issued at a substantial discount from their principal amount. Consequently, the notes will be treated as issued with original issue discount for U.S. federal income tax purposes and you will be required to include such original issue discount in your gross income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the notes to which the original issue discount is attributable. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. See "Certain Federal United States Income Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

Our existing debt includes restrictive and financial covenants that limit our operating flexibility.

        Our senior credit agreement, contains covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These include restrictions on our ability to:

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  incur additional debt;

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  pay dividends or distributions on, or redeem or repurchase, our capital stock;

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  create liens or negative pledges with respect to our assets;

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  issue, sell or allow distributions on capital stock of our subsidiaries;

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  prepay or defease specified indebtedness;

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  enter into transactions with affiliates;

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  merge, consolidate or sell our assets; or

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  make capital expenditure investments.

        In addition, the senior credit agreement contains financial covenants that require us to comply with specified financial ratios and tests, including minimum net worth, maximum leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios. Our failure to meet these financial covenants may result in the accelerated repayment of debt under our senior credit agreement.

We may not have the ability to purchase notes at the option of the holders or to raise the funds necessary to finance the purchases.

        Upon the occurrence of certain specific kinds of change in control events, we will be required to offer to purchase all outstanding notes. A change in control under the notes would be a default under the terms of our existing senior credit agreement. As a result, the lenders under our senior credit agreement could accelerate that indebtedness, causing an event of default under the notes. We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes. See "Description of Notes—Change in Control Permits Purchase of Notes by Duane Reade at the Option of the Holder."

        In addition, the terms of any future indebtedness, including any amended or new credit agreement, may also restrict our ability to purchase notes upon a change of control or if we are otherwise required to purchase notes at the option of the holder. As a result we would have to seek the consent of the lenders or repay these borrowings. If we were unable to obtain the necessary consent or unable to repay those borrowings, we would be unable to purchase the notes and, as a result, would be in default under the notes.

        In addition, if there is a change in control, we would be required to repay our outstanding indebtedness under the senior credit agreement and the 9 1/4% senior subordinated notes due 2008, in addition to being required to repurchase notes at the option of the holders. As a result, upon a change of control or if we are otherwise required to purchase the notes at the option of the holder, we may not have sufficient funds at that time to make the required purchase of notes, and we may be unable to raise the funds necessary. See "Description of Notes—Purchase of Notes at the Option of the Holder" and "—Change in Control Permits Purchase of Notes by Duane Reade at the Option of the Holder."

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor, if, among other things, at the time it incurred the indebtedness evidenced by its guarantee, the guarantor received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and the guarantor:

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  was insolvent or rendered insolvent by reason of such incurrence; or

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  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

An active trading market for the notes may not develop.

        The notes comprise a new issue of securities for which there is currently no public market. The notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, its and our performance and other factors. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

We do not expect to pay cash dividends in the foreseeable future.

        Since our initial public offering in February 1998, we have not declared or paid cash or other dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. In addition, the terms of our senior credit agreement restrict our ability to pay cash dividends. If these restrictions are removed, any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors.

Shares eligible for public sale after this offering could adversely affect our stock price.

        DLJ Merchants Banking Partners II, L.P. and a number of its affiliates, who together owned 1,822,265 shares of common stock on June 29, 2002 (7.6% of our shares of common stock then outstanding), may sell their shares in accordance with Rule 144 under the Securities Act and have the right to require us to register 1,738,143 shares of common stock held by them at any time pursuant to a stockholders' and registration rights agreement. We refer you to "Description of Our Capital Stock—Stockholders' and Registration Rights Agreement" for additional information. In addition to these shares, 1,587,693 shares of common stock underlying vested stock options are currently eligible for sale. We currently have on file a registration statement on Form S-8 under the Securities Act covering the shares underlying these options. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a public offering or otherwise, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

Risks Related to Our Business

We may be unable to realize our plans for future growth.

        We have grown rapidly primarily through opening new stores and store acquisitions, growing from 67 stores at the end of fiscal 1997 to 218 stores at June 29, 2002. We intend to continue to rapidly grow through these methods. Through the end of fiscal 2003, we plan to open 40 to 50 stores, of which approximately two-thirds will be located outside of Manhattan. We may also acquire additional stores through acquisitions. Our operating complexity and management responsibilities have increased, and will continue to increase, as we grow. Our growth also requires that we continue to expand and improve our operating and financial systems and to expand, train and manage our employee base. In addition, as we continue to open or acquire new stores, we may be unable to hire a sufficient number of qualified store personnel or successfully integrate the stores into our business.

        Our expansion prospects also depend on a number of other factors, including, among other things:

  •
  economic conditions;

  •
  competition;

  •
  consumer preferences;

  •
  financing and working capital requirements;

  •
  our ability to negotiate store leases on favorable terms; and

  •
  the availability of additional warehouse space and new store locations.

        Failure to realize these growth plans could be detrimental to our goals of increasing market share, increasing same store revenues and applying the benefits of our size in the New York metropolitan market. Even if we succeed in opening new stores as planned, we cannot assure you that our newly opened stores will achieve revenue or profitability levels comparable to those of our existing stores in time periods estimated by us or at all. Moreover, we cannot assure you that our newly opened stores will not adversely affect the revenues and profitability of our existing stores.

We require a significant amount of cash flow from operations and third party financing to pay our indebtedness, to expand our business in accordance with our growth strategy and to fund our other liquidity needs.

        We cannot assure you that we will be able to generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit agreement or otherwise in an amount we will need to pay our indebtedness, to grow our business as currently planned or to fund our other liquidity needs. We currently expect to spend approximately $48.0 million in fiscal 2002 on capital expenditures, primarily for new and replacement stores, and, in addition, approximately $8.5 million for lease and pharmacy file acquisition costs. We also require working capital to support inventory for our existing stores. In addition, we may need to refinance some or all of our indebtedness, including these notes, at or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including these notes and our senior credit agreement, on commercially reasonable terms or at all. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans.

We face a high level of competition in our markets.

        We operate in highly competitive markets. In metropolitan New York, we compete against national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass merchandisers, independent drugstores and local merchants. Major chain competitors in the metropolitan New York market include CVS, Rite Aid, Eckerd and Walgreens. In addition, other chain stores may enter the New York metropolitan market and become significant competitors in the future. Many of our competitors have greater financial resources than we do. Currently, we have the largest market share in metropolitan New York compared to our competitors in the drugstore business. If any of our current competitors, or new competitors, were to devote significant resources to enhancing or establishing an increased presence in metropolitan New York, they could make it difficult for us to maintain or grow our market share and, as a result, our business and prospects could suffer. This competition could adversely affect our results of operations and financial condition in the future. In addition to competition from the drugstore chains named above, our pharmacy business also competes with hospitals, health maintenance organizations, mail order and internet-based prescription drug providers. Our stores compete, among other things, on the basis of convenience of location and store layout, product mix, selection, customer convenience and price.

We operate in a concentrated region and, as a result, are highly dependent on the economic conditions of the metropolitan New York area.

        Substantially all of our stores are located in the metropolitan New York area. As a result, we are sensitive to, and our success will be substantially affected by, economic conditions and other factors affecting this region, such as the regulatory environment, the cost of energy and the availability of labor. We can make no prediction as to economic conditions in this region. During the 1990s, the New York economy grew substantially, and our business benefited from this high rate of economic growth. As a result of the current economic recession and the terrorist attack on the World Trade Center in September 2001, however, the New York City economy has been adversely affected. During a downturn in New York's economic conditions, such as the current one, our revenues and profitability could be adversely affected because of, among other things, a reduction in the size of the workforce in the New York metropolitan area, reduced income levels or a decline in population growth.

We would be materially and adversely affected if our distribution center is shut down.

        We operate a single centralized distribution center in Queens, New York. We ship nearly all of our non-pharmacy products to our stores through our distribution center. If our distribution center is shut down for any reason, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center. We maintain business interruption insurance to protect us from the costs relating to matters such as a shutdown, but we cannot assure you that our insurance will be sufficient, or that the insurance proceeds will be timely paid to us, in the event of a shutdown.

Our operations are subject to trends in the healthcare industry.

        Pharmacy sales represent a significant and growing percentage of our total sales. Pharmacy sales accounted for 41.6% of our net sales for the twenty-six weeks ended June 29, 2002, 39.2% of our net sales for fiscal 2001 and 35.4% of our net sales for fiscal 2000. Pharmacy sales not only have lower margins than non-pharmacy sales, but are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third party payors, which collectively we call third party plans, become more prevalent in the metropolitan New York area and as these plans continue to seek cost containment. Also, any substantial delays in reimbursement, significant reduction in coverage or payment rates from third party plans can have a material adverse effect on our business. Pharmacy sales to third party plans accounted for 89.5% of our total pharmacy sales for the twenty-six weeks ended June 29, 2002, 86.9% of our total pharmacy sales for fiscal 2001 and 84.0% of our total pharmacy sales for fiscal 2000.

        Healthcare reform and enforcement initiatives of federal and state governments may also affect our revenues from prescription drug sales. These initiatives include: proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs; changes in programs providing for reimbursement for the cost of prescription drugs by third party plans; increased scrutiny of prescription drug manufacturers' pricing and marketing practices; and regulatory changes relating to the approval process for prescription drugs.

        These initiatives could lead to the enactment of, or changes to, federal regulations and state regulations in New York and New Jersey that could adversely impact our prescription drug sales and, accordingly, our results of operations.

Our operations are subject to federal and state laws and regulations, which could adversely impact our business if changed.

        Our business is subject to various federal and state regulations. For example, we are subject to federal, state and local licensing and registration regulations relating to, among other things, our pharmacy operations. Violations of any of these regulations could result in various penalties, including suspension or revocation of our licenses or registrations or monetary fines. We are also subject to certain laws prohibiting payment for patient referrals as well as applicable Medicare and Medicaid requirements relating to our pharmacy business. Federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Additionally, we are subject to federal Drug Enforcement Agency and state regulations relating to our pharmacy operations, including purchasing, storing and dispensing of controlled substances. Laws governing our employee relations, including minimum wage requirements, overtime and working conditions also impact our business. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could significantly increase our cost of operations, which could adversely affect our level of profitability.

Most of our employees are covered by collective bargaining agreements. A failure to negotiate new agreements when the existing agreements terminate could disrupt our business.

        As of June 29, 2002, we had approximately 5,900 employees, 82% of whom were full-time. Unions represent approximately 4,400 of our employees. Non-union employees include employees at corporate headquarters, employees at our personnel office, store management and most part-time employees, as well as some of our store pharmacists. The distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815. Our three-year contract with this union expires on August 31, 2002. Employees in most of our stores are represented by the Allied Trades Council, or ATC, and other stores are represented by Local 340A New York Joint Board, UNITE AFL-CIO, or UNITE. Our recently renegotiated contract with UNITE expires on March 31, 2004. On August 31, 2001, our collective bargaining agreement with the ATC expired after we were unable to reach agreement with the ATC on terms for a successor agreement. The ATC unsuccessfully attempted to strike some of our stores, but our employees remained at work at all times and have been working pursuant to the terms of our recently implemented contract with the ATC, which expires on August 31, 2004.

        We have not experienced any material business interruption as a result of labor disputes within the past 15 years, and we consider our employee relations to be good. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

        Products that we sell could become subject to contamination, product tampering, mislabeling or other damage. In addition, we may be required to recall our private label products in any of these events. We cannot assure you that product liability claims will not be asserted against us with respect to any of the products well sell or that we will not be obligated to recall our private label products. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition or results of operations.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

        Our success depends to a large extent on the continued service of our executive management team. We have employment agreements with each of our five executive officers, but it is possible that members of management may leave us. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

        In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Recently, competition for qualified pharmacists and other pharmacy professionals has been especially strong. Although we generally have been able to meet our staffing requirements in the past, our inability to do so in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer care.

Provisions in our charter documents might deter acquisition bids for us.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that, among other things: authorize our board of directors to issue preferred stock ranking senior to our common stock without any action on the part of the stockholders; establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at shareholders' meetings; authorize a majority of our board of directors, in certain circumstances, to fill vacancies on the board resulting from an increase in the authorized number of directors or from vacancies; restrict the ability of stockholders to modify the number of authorized directors; and restrict the ability of stockholders to call special meetings of stockholders. In addition, Section 203 of the Delaware general corporation law prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Our stock price may be volatile and could decline substantially.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

  •
  our operating results failing to meet the expectations of securities analysts or investors in any quarter;

  •
  downward revisions in securities analysts' estimates;

  •
  material announcements by us or our competitors;

  •
  public sales of a substantial number of shares of our common stock following this offering;

  •
  governmental regulatory action; or

  •
  adverse changes in general market conditions or economic trends.

        In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the notes or the shares of common stock offered by this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth our selected consolidated financial and operating data as of and for the fiscal years ended December 29, 2001, December 30, 2000, December 25, 1999, December 26, 1998 and December 27, 1997, which we derived from our audited consolidated financial statements and the notes to those statements. Our audited consolidated financial statements for the fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999 and the notes to those statements have been incorporated by reference in this prospectus. You should read this table in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our annual report on Form 10-K for the fiscal year ended December 29, 2001 and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	Fiscal Year(1)
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts, percentages and store data)
Statement of Operations Data:
Net sales	$1,143,564	$1,000,068	$839,771	$587,432	$429,816
Cost of sales	871,215	745,717	621,510	431,025	322,340

Gross profit	272,349	254,351	218,261	156,407	107,476
Selling, general & administrative expenses	172,972	155,584	135,786	94,577	65,414
Depreciation and amortization	26,634	23,151	21,415	14,158	8,810
Store pre-opening expenses	1,667	1,395	1,492	3,273	767
Non-recurring charges(2)	—	—	—	—	12,726

Operating income	71,076	74,221	59,568	44,399	19,759
Interest expense, net	27,623	35,935	29,348	25,612	34,473

Income (loss) before income taxes	43,453	38,286	30,220	18,787	(14,714)
Income tax (expense) benefit	(17,232)	(15,610)	10,471	—	—

Income (loss) before extraordinary charge	26,221	22,676	40,691	18,787	(14,714)
Extraordinary charge(3)	(1,491)	—	—	(23,600)	—

Net income (loss)	$24,730	$22,676	$40,691	$(4,813)	$(14,714)

Per common share-basic:(4)
Income (loss) before extraordinary charge	$1.25	$1.28	$2.38	$1.16	$(1.45)
Extraordinary charge	(0.07)	—	—	(1.46)	—

Net income (loss)	$1.18	$1.28	$2.38	$(0.30)	$(1.45)

Weighted average common shares outstanding(4)	20,984	17,718	17,119	16,198	10,161
Per common share-diluted:(4)
Income (loss) before extraordinary charge	$1.20	$1.23	$2.26	$1.07	$(1.45)
Extraordinary charge	(0.07)	—	—	(1.34)	—

Net income (loss)	$1.13	$1.23	$2.26	$(0.27)	$(1.45)

Weighted average common shares outstanding(4)	21,851	18,424	17,971	17,508	10,161
Operating and Other Data:
Net cash provided by (used in) operating activities	$25,762	$22,074	$16,888	$5,539	$(2,051)
Net cash used in investing activities	$(48,052)	$(32,647)	$(45,309)	$(111,575)	$(10,040)
Net cash provided by financing activities	$26,283	$10,539	$28,565	$106,644	$12,136
EBITDA(5)	$102,075	$101,357	$85,762	$62,016	$43,056
EBITDA as a percentage of sales	8.9%	10.1%	10.2%	10.6%	10.0%
Number of stores at end of period	200	172	149	128	67
Same store sales growth(6)	6.3%	7.3%	8.9%	6.5%	7.6%
Pharmacy same store sales growth	16.6%	18.8%	21.0%	21.5%	24.6%
Average store size (square feet) at end of period	7,169	7,166	7,438	7,742	6,910
Sales per square foot(7)	$818	$847	$813	$1,040	$1,010
Pharmacy sales as a % of net sales	39.2%	35.4%	31.9%	28.3%	25.1%
Third-Party Plan sales as a % of pharmacy sales	86.9%	84.0%	81.2%	77.9%	74.2%
Capital expenditures	$40,982	$29,750	$37,181	$33,266	$9,360

Balance Sheet Data (at end of period):
Working capital	$214,109	$154,466	$120,036	$90,000	$37,494
Total assets	678,985	570,930	510,294	428,140	249,521
Total debt and capital lease obligations	247,155	353,001	341,042	310,969	278,085
Stockholders' equity (deficiency)	295,207	114,497	66,516	22,789	(74,109)

(1)
Our fiscal year is the 52 or 53 week reporting period ending on the last Saturday on or prior to December 31. Fiscal 2000 includes 53 weeks. All other years presented include 52 weeks.

(2)
We incurred approximately $12.7 million of expenses in 1997 related to our consideration and subsequent abandonment of plans for a public offering of common stock. We treat these charges as non-recurring, as we do not expect them to be repeated.

(3)
We incurred after-tax expenses of approximately $1.5 million related to the retirement of a portion of our debt. Refer to Note 17 of the notes of the consolidated financial statements incorporated by reference in this prospectus for a further explanation of this charge.

(4)
On January 14, 1998, we effected an 8.326 reverse stock split of our common stock. All references to common stock shares and per share data have been adjusted to give retroactive effect to such reverse stock split.

(5)
As used in this report, EBITDA means earnings before interest, income taxes, depreciation, amortization, extraordinary charges, non-recurring charges and other non-cash items (primarily deferred rents). Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Targets and positive trends in EBITDA are used as performance measures for determining certain management's bonus compensation. EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that, although security analysts frequently use EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with generally accepted accounting principles.

        A reconciliation of net income (loss) to EBITDA for each period included above is set forth below (dollars in thousands):

	2001	2000	1999	1998	1997
Net income (loss)	$24,730	$22,676	$40,691	$(4,813)	$(14,714)
Income tax expense (benefit)	17,232	15,610	(10,471)	—	—
Interest expense, net	27,623	35,935	29,348	25,612	34,473
Depreciation and amortization	26,634	23,151	21,415	14,158	8,810
Extraordinary charge	1,491	—	—	23,600	—
Non-recurring items	—	—	—	—	12,726
Other non-cash items (primarily deferred rent)	4,365	3,985	4,779	3,459	1,761

EBITDA	$102,075	$101,357	$85,762	$62,016	$43,056

(6)
Same store sales figures include stores that have been in operation for at least 13 months.

(7)
Sales per square foot prior to fiscal 1999 exclude 29 Rock Bottom stores acquired in September of 1998, which were converted to the Duane Reade format in fiscal 1999.

Effect of SFAS 142, Goodwill and Other Intangible Assets

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, referred to in the following discussion as "SFAS 142." SFAS 142, which superceded Accounting Principles Board Opinion No. 17, Intangible Assets, addresses financial accounting and reporting for (1) intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition and (2) goodwill and other intangible assets subsequent to their acquisition. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001.

        We adopted SFAS 142, effective December 30, 2001. In order to illustrate how the provisions of SFAS 142 would have affected our historical financial statements if SFAS 142 had been in effect for the five fiscal years ended December 29, 2001 and to set forth the transitional disclosures described in SFAS 142, we have set forth below a table showing the changes that would have been reflected in our net income and earnings per share if the provisions of SFAS 142 had been in effect for the five fiscal years ended December 29, 2001.

        Had the provisions of SFAS 142 been in effect during the five fiscal years ended December 29, 2001, goodwill amortization would have been eliminated, increasing net income and earnings per share as follows:

	Fiscal Year
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)
Income (loss) before extraordinary charge, as reported	$26,221	$22,676	$40,691	$18,787	$(14,714)
Goodwill amortization, net of tax	2,608	2,581	2,439	2,354	2,181

Adjusted income (loss) before extraordinary charge	$28,829	$25,257	$43,130	$21,141	$(12,533)

Net income (loss), as reported	$24,730	$22,676	$40,691	$(4,813)	$(14,714)
Goodwill amortization, net of tax	2,608	2,581	2,439	2,354	2,181

Adjusted net income (loss)	$27,338	$25,257	$43,130	$(2,459)	$(12,533)

Per common share-basic:
Income (loss) before extraordinary charge, as reported	$1.25	$1.28	$2.38	$1.16	$(1.45)
Goodwill amortization, net of tax	0.12	0.15	0.14	0.15	0.22

Adjusted income (loss) before extraordinary charge	$1.37	$1.43	$2.52	$1.31	$(1.23)

Net income (loss), as reported	$1.18	$1.28	$2.38	$(0.30)	$(1.45)
Goodwill amortization, net of tax	0.12	0.15	0.14	0.15	0.22

Adjusted net income (loss)	$1.30	$1.43	$2.52	$(0.15)	$(1.23)

Per common share-diluted:
Income (loss) before extraordinary charge, as reported	$1.20	$1.23	$2.26	$1.07	$(1.45)
Goodwill amortization, net of tax	0.12	0.14	0.14	0.13	0.22

Adjusted income (loss) before extraordinary charge	$1.32	$1.37	$2.40	$1.20	$(1.23)

Net income (loss), as reported	$1.13	$1.23	$2.26	$(0.27)	$(1.45)
Goodwill amortization, net of tax	0.12	0.14	0.14	0.13	0.22

Adjusted net income (loss)	$1.25	$1.37	$2.40	$(0.14)	$(1.23)

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year						Pro Forma Twenty-Six Weeks Ended June 29, 2002(1)
						Twenty-Six Weeks Ended June 29, 2002
	1997	1998	1999	2000	2001
Ratio of earnings to fixed charges	0.66x	1.48x	1.62x	1.64x	1.78x	1.95x	2.25x

        These computations include us and our consolidated subsidiaries. For these ratios, "earnings" is computed by adding income before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense on indebtedness, capitalized interest, and an interest factor attributable to rentals.

(1)
Assumes that the issuance of the notes and the related debt reductions occurred as of December 30, 2001.

DESCRIPTION OF NOTES

        We issued the notes under an indenture, dated as of April 16, 2002, between us, as issuer, the guarantors and State Street Bank and Trust Company, as trustee. The notes constitute senior debt securities under the indenture. The following summarizes the material provisions of the notes. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a notes holder. A copy of the indenture is available upon request to us. As used in this description of notes, the words "we," "us," "our" or "Duane Reade" refer only to Duane Reade Inc. and do not include any current or future subsidiary of Duane Reade Inc.

General

        The notes are limited to $381,488,000 aggregate principal amount at maturity. The notes will mature on April 16, 2022. The principal amount at maturity of each note will be $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

        The notes bear cash interest at the rate of 2.1478% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, until April 16, 2007. During such period, cash interest is payable semiannually in arrears on April 16 and October 16 of each year, commencing on October 16, 2002, to holders of record at the close of business on April 1 or October 1 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

        The notes were offered at a substantial discount from their $1,000 principal amount at maturity. The notes were issued at an issue price of $572.76 per note. Beginning April 16, 2007, the notes will accrue original issue discount while they remain outstanding at a rate of 3.75% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. For United States federal income tax purposes, the stated redemption price at maturity of the notes will include the semiannual cash interest payments payable through April 16, 2007 and original issue discount will accrue at a constant rate of 3.75% per year, calculated on a semiannual bond equivalent basis throughout the term of the notes from April 16, 2007. Thus, holders will be required to accrue the cash interest as original issue discount regardless of their method of tax accounting but will not recognize any income when such interest is actually paid. See "Certain United States Federal Income Tax Considerations—U.S. Holders—Original Issue Discount."

        Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

        Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

        The notes are senior unsecured obligations and rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security. At June 29, 2002, Duane Reade Inc. had $102.8 million of senior indebtedness outstanding (other than the notes), all of which represented guarantees of indebtedness under the senior credit agreement secured by the capital stock of its subsidiaries, and $1.6 million of senior subordinated unsecured indebtedness outstanding representing indebtedness under its 9 1/4% senior subordinated notes due 2008.

Guarantees

        We have caused each of our domestic subsidiaries, including any person that becomes a domestic subsidiary after the date of the indenture, to be a guarantor under the indenture, for so long such subsidiary is a guarantor of any of our other indebtedness. As of the date hereof, all of our subsidiaries are domestic subsidiaries and guarantors of the notes.

        The guarantors jointly and severally guarantee our obligations under the notes on an unsecured senior basis. Each guarantee of a guarantor will be equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. The obligation of each guarantor under its guarantee will be limited to the greatest amount that would not render its obligations under the guarantee subject to avoidance as fraudulent conveyance or fraudulent transfer under applicable law.

        Each guarantor that makes payment or distribution of more than its proportionate share under a guarantee shall be entitled to contribution from each other such guarantor that has not paid its proportionate share of such payment or distribution.

        The indenture provides that so long as no default exists or would exist, the guarantee issued by any guarantor shall be automatically and unconditionally released and discharged upon any sale to any person that is not affiliated with us of all of the capital stock of such guarantor owned, directly or indirectly, by us which transaction is otherwise in compliance with the indenture. The indenture also provides that a subsidiary will only be required to guarantee the notes until such time as it no longer guarantees any of our indebtedness (other than the notes), at which time such guarantee by such subsidiary will be released and discharged. If, however, such subsidiary subsequently guarantees any of our indebtedness (other than the notes), the guarantee by such subsidiary will be reinstated.

        The guarantees are senior unsecured obligations and rank equal in right of payment to all of the guarantors' other senior unsecured and unsubordinated indebtedness. The guarantees will be effectively subordinated to the guarantors' secured indebtedness to the extent of the security. As of June 29, 2002, the guarantors had an aggregate of $102.8 million of senior indebtedness outstanding (other than guarantees of the notes), all of which represented borrowings or guarantees of indebtedness under the senior secured credit agreement, which is secured by substantially all of the guarantors' assets, and $1.6 million of senior subordinated indebtedness outstanding, representing guarantees of our 9 1/4% senior subordinated notes due 2008.

Conversion Rights

        A holder may convert a note, in multiples of $1,000 principal amount at maturity, into common stock only if at least one of the conditions described below is satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

        The initial conversion rate is 14.1265 shares of common stock per note, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on April 16, 2022.

        To convert a note into shares of common stock, a holder must:

  •
  complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

  •
  if required, pay all transfer or similar taxes.

        On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, accrued cash interest. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

  •
  to satisfy our obligation to pay the principal amount at maturity of the note; and

  •
  to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date.

        As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under "—Events of Default and Acceleration" below. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion and such notes (except notes called for redemption) upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount at maturity of notes so converted.

        The conversion rate will not be adjusted for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see "Certain United States Federal Income Tax Considerations—U.S. Holders—Conversion of Notes into Common Stock."

        In lieu of delivery of shares of our common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under "—Redemption of Notes at Our Option." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under "—Events of Default and Acceleration" below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

        We will adjust the conversion rate for:

  (1)
  dividends or distributions on our common stock payable in our common stock or other capital stock of Duane Reade;

  (2)
  subdivisions, combinations or certain reclassifications of our common stock;

  (3)
  distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days of issuance at less than the then current sale price; and

  (4)
  distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

        In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or clause (4) of the preceding paragraph, which, in the case of clause (4), has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

        In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

  •
  the issuance of the rights;

  •
  the distribution of separate certificates representing the rights;

  •
  the exercise or redemption of such rights in accordance with any rights agreement; or

  •
  the termination or invalidation of the rights.

The indenture permits us to increase the conversion rate from time to time.

        Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

  •
  a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

  •
  an increase in the conversion rate at our discretion; or

  •
  failure to adjust the conversion rate in some instances.

        See "Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividend."

        If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Duane Reade or another person which the holder would have received if the holder had converted the holder's note immediately prior to the transaction.

        The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

        Conversion Based on Common Stock Price.    Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after June 29, 2002 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

        The accreted conversion price per share as of any day will equal the issue price of a note plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a note on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq System or otherwise as provided in the indenture.

        The conversion trigger price per share of our common stock in respect of each of the first 20 fiscal quarters following issuance of the notes is $44.60. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 110%. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter. The conversion trigger price per share for the fiscal quarter beginning March 27, 2022 is $77.72. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate.

        Conversion Based on Trading Price of the Notes.    On or before April 16, 2017, a holder also may convert its notes into shares of our common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average conversion value for the notes during that period.

        The conversion value of a note is equal to the product of the closing sale price for shares of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is then convertible. The trading price of the notes on any date of determination is the average of the secondary market bid quotations per note obtained by us or the calculation agent for $2,500,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the calculation agent, but one such bid is obtained, then this one bid shall be used.

        Conversion Based on Redemption.    A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

        A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

        Conversion Upon Occurrence of Certain Corporate Transactions.    If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Duane Reade or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. If such transaction also constitutes a change in control of Duane Reade, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "—Change in Control Permits Purchase of Notes by Duane Reade at the Option of the Holder."

        The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Redemption of Notes at Our Option

        No sinking fund is provided for the notes. Prior to April 16, 2007, we cannot redeem the notes at our option. Beginning on April 16, 2007, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

        If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on April 16, 2007, on each April 16 thereafter prior to maturity and at maturity on April 16, 2022. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.

Redemption Date	(1) Note Issue Price	(2) Accrued Original Issue Discount	(3) Redemption Price (1) + (2)
April 16:
2007	$572.76	$0.00	$572.76
2008	572.76	21.68	594.44
2009	572.76	44.18	616.94
2010	572.76	67.53	640.29
2011	572.76	91.77	664.53
2012	572.76	116.92	689.68
2013	572.76	143.03	715.79
2014	572.76	170.12	742.88
2015	572.76	198.24	771.00
2016	572.76	227.42	800.18
2017	572.76	257.71	830.47
2018	572.76	289.14	861.90
2019	572.76	321.77	894.53
2020	572.76	355.63	928.39
2021	572.76	390.77	963.53
At stated maturity	572.76	427.24	1,000.00

        If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to April 16, 2007. For more information on this optional conversion, see "Optional Conversion to Semiannual Coupon Notes upon Tax Event."

        If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

        On the purchase dates of April 16, 2007, April 16, 2012 and April 16, 2017, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

        The purchase price of a note will be:

  •
  $572.76 per note on April 16, 2007;

  •
  $689.68 per note on April 16, 2012; and

  •
  $830.47 per note on April 16, 2017.

The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date.

        We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption and other Disposition of Notes" and "—Conversion of Notes into Common Stock."

        If prior to a purchase date the notes have been converted to semiannual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "—Optional Conversion to Semiannual Coupon Notes upon Tax Event."

        We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  •
  the amount of the purchase price;

  •
  whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

  •
  if we elect to pay in common stock, the calculation of the market price of the common stock; and

  •
  the procedures that holders must follow to require us to purchase their notes.

        The purchase notice given by each holder electing to require us to purchase notes shall state:

  •
  the certificate numbers of the holder's notes to be delivered for purchase;

  •
  the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

  •
  that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

  •
  in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects;

  •
  to withdraw the purchase notice as to some or all of the notes to which it relates; or

  •
  to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

        If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption and other Disposition of Notes."

        Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

        The notice of withdrawal shall state:

  •
  the principal amount at maturity being withdrawn;

  •
  the certificate numbers of the notes being withdrawn; and

  •
  the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

        If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

        We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption and other Disposition of Notes."

        The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See "—Conversion Rights" for a description of the manner in which the sale price of our common stock is determined.

        Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

        Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

        Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

  •
  listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

  •
  the registration of the common stock under the Securities Act and the Exchange Act, if required; and

  •
  any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

        If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption and other Disposition of Notes." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

        In connection with any purchase offer, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  •
  file Schedule TO or any other required schedule under the Exchange Act.

        Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

        If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

        No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Duane Reade at the Option of the Holder

        In the event of a change in control, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

        We will be required to purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount or accrued cash interest, if any, on such note to such date of purchase.

        If prior to such date of purchase upon a change in control the notes have been converted to semiannual coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

        Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

  •
  the events causing a change in control;

  •
  the date of such change in control;

  •
  the last date on which the purchase right may be exercised;

  •
  the change in control purchase price;

  •
  the change in control purchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate resulting from such change in control;

  •
  that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

  •
  the certificate numbers of the notes to be delivered by the holder;

  •
  the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  •
  that we are to purchase such notes pursuant to the applicable provisions of the notes.

        Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

        The notice of withdrawal shall state:

  •
  the principal amount at maturity being withdrawn;

  •
  the certificate numbers of the notes being withdrawn; and

  •
  the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

        Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

        If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

        Under the indenture, a "change in control" of Duane Reade is deemed to have occurred upon the occurrence of any of the following:

  •
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries' assets, taken as a whole, to any person or group; or

  •
  the adoption of a plan relating to our liquidation or dissolution; or

  •
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of our outstanding voting stock; or

  •
  the first day on which more than a majority of the members of our board of directors are not continuing directors.

        "Continuing directors" means any member of our board of directors who:

  •
  was a member of our board of directors on the date of original issuance of the notes; or

  •
  was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

        The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

        In connection with any purchase offer in the event of a change in control, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  •
  file Schedule TO or any other required schedule under the Exchange Act.

        The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Duane Reade. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  •
  to accumulate shares of common stock;

  •
  to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

  •
  part of a plan by management to adopt a series of anti-takeover provisions.

        Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the underwriters. The terms of the change in control purchase feature resulted from negotiations between the underwriters and us. In addition, the change in control purchase feature is substantially similar to the change in control provision contained in the indenture governing our 9 1/4% senior subordinated notes due 2008.

        We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

        No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

        The following are events of default under the indenture:

  •
  default in the payment of any principal amount (including accrued original issue discount and, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

  •
  default in payment of any interest under the notes, which default continues for 30 days;

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  our failure or any guarantor's failure to comply with any of our or such guarantor's other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure or such guarantor's failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

  •
  default in the payment of principal when due or resulting in acceleration of other indebtedness of ours or of any guarantor for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes; or

  •
  any event or circumstance that occurs which accelerates, or gives the 9 1/4% senior subordinated noteholders the right to accelerate, the indebtedness evidenced by the 9 1/4% senior subordinated notes due 2008;

  •
  any guarantee ceases to be in full force and effect or is declared null and void or any guarantor denies that it has any further liability under any guarantee, or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the indenture), and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor or us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount at maturity of the notes outstanding; or

  •
  certain events of bankruptcy, insolvency or reorganization affecting the guarantors or us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency or in the event there is an acceleration event under the indenture governing our 9 1/4% senior subordinated notes due 2008 as described above, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

        The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless:

  •
  the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

  •
  after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

  •
  other conditions described in the indenture are met.

        The indenture also provides that a guarantor may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless the surviving person assumes the obligations of such guarantor and the surviving person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, except if all of the assets or all of the common stock of such guarantor are sold to a non-affiliate of Duane Reade, in which case the guarantee is released.

        Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Duane Reade, permitting each holder to require us to purchase the notes of such holder as described above.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

        From and after the date of the occurrence of a tax event, we shall have the option to elect to have interest in lieu of future accrued original issue discount or cash interest accrue at 3.75% per year on a principal amount per note equal to the sum of the issue price and accrued original issue discount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

        Such interest shall accrue from the option exercise date, and shall be payable semiannually on the interest payment dates of April 16 and October 16 of each year to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount or cash interest, the redemption price, purchase price and change in control purchase price on the notes will be adjusted. However, there will be no change in the holder's conversion rights.

        A "tax event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this Prospectus, as a result of:

  •
  any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

  •
  any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this Prospectus, there is more than an insubstantial risk that accrued original issue discount payable on the notes either:

  •
  would not be deductible on a current accrual basis; or

  •
  would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

        The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and we cannot assure you that the same or a similar proposal will not be proposed and enacted.

        If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either

  •
  deduct the interest, including the accrued original issue discount, payable on the notes on a current accrual basis; or

  •
  deduct the interest, including accrued original issue discount, payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

        The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the semiannual payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of accrued original issue discount or accrued interest, if any, on the notes.

Modification

        We and the trustee may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

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  alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

  •
  make any note payable in money or securities other than that stated in the note;

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  change the stated maturity of any note;

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  reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any note;

  •
  make any change that adversely affects the rights of a holder to convert any note;

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  make any change that adversely affects the right to require us to purchase a note;

  •
  impair the right to institute suit for the enforcement of any payment with respect to the notes, or any guarantees, or with respect to conversion of the notes;

  •
  change the provisions in the indenture that relate to modifying or amending the indenture; and

  •
  release any guarantor from any of its obligations under its guarantee other than in accordance with the terms of the indenture.

        Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

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  to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

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  to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

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  to secure our obligations in respect of the notes;

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  to cure any ambiguity or inconsistency in the indenture; or

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  to make any change that does not adversely affect the rights of any holder of the notes.

        The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

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  waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

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  waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

        We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

        If a bankruptcy proceeding is commenced in respect of Duane Reade or any guarantor, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any cash interest, that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

        The indenture and the notes and guarantees will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

        State Street Bank and Trust Company is the trustee, registrar, paying agent and conversion agent under the indenture for the notes. State Street Bank and Trust Company is also the registrar and paying agent with respect to our senior subordinated notes due 2008.

Book-Entry System

        The notes are only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and will not be entitled to any rights under the global securities or the indenture. Duane Reade and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

        Notes represented by a global security are exchangeable for certificated securities with the same terms only if:

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  DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

  •
  we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

  •
  a default under the indenture occurs and is continuing.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 per value.

Common Stock

        As of June 29, 2002, there were 23,947,742 shares of common stock outstanding and held of record by 75 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol "DRD."

Preferred Stock

        There are, and upon completion of the offering, there will be, no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.01 par value, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware General Corporation Law

        Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware General Corporation Law.    Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

  •
  the acquisition of us by means of a tender offer;

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  acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms. Moreover, each of the provisions summarized below cannot be amended or removed from our amended and restated certificate of incorporation or our bylaws without the vote of a supermajority of our stockholders.

        Election and Removal of Directors.    Our bylaws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office, even if less than a quorum is then in office. Our certificate of incorporation also provides that the authorized number of directors may be changed only by a resolution of our board.

        Stockholder Meetings.    Under our amended and restated certificate of incorporation only the chairman of the board, the president, the secretary or the board of directors may call special meetings of stockholders.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws include advance written notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholders' and Registration Rights Agreement

        In connection with our recapitalization in 1997, our shareholders who were not employees entered into a stockholders and registration rights agreement in June 1997, pursuant to which we granted them the right to cause us to register shares of common stock under the Securities Act. Under the terms of this agreement, at any time after February 10, 1999, the holders of at least a majority of the registrable securities held by DLJ Merchant Banking Partners II, L.P. and certain of its affiliates can require us, subject to limitations, to file a registration statement under the Securities Act covering all or part of the securities held by them at the time the agreement was signed. Currently, 1,738,143 outstanding shares of common stock constitute registrable securities under this agreement and therefore are eligible for registration pursuant to the agreement. We are obligated to pay all registration expenses incurred in connection with these registrations, other than underwriting discounts and commissions and subject to some limitations. In addition, this agreement provides for "piggyback" registration rights with respect to the registrable securities, subject to some limitations, whenever we file a registration statement on a registration form that can be used to register securities held by these shareholders.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches from grossly negligent conduct. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director's duty of loyalty to us or to our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

        EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is based on an opinion of Latham & Watkins. The opinion letter has been filed as an exhibit to the registration statement of which this prospectus is a part. Except where noted, this summary deals only with notes and shares of common stock held as capital assets. Additionally, this summary does not deal with special situations, such as:

  •
  tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  tax consequences to persons holding notes or common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

  •
  tax consequences to U.S. holders (as defined below) of notes or common stock whose "functional currency" is not the U.S. dollar;

  •
  alternative minimum tax consequences, if any; or

  •
  any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences discussed herein. If a partnership holds our notes or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or common stock, you should consult your tax adviser. Whether a note is treated as debt (and not equity) for U.S. federal income tax purposes is an inherently factual question and no single factor is determinative. We will treat the notes as indebtedness for U.S. federal income tax purposes and the following discussion assumes that such treatment will be respected.

        If you are considering the purchase of notes, you should consult your own tax advisers concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

        The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes. Certain consequences to "non-U.S. holders" of notes and common stock are described under "—Non-U.S. Holders" below. A "U.S. holder" means a beneficial owner of a note that is:

  •
  a citizen or resident alien individual of the United States;

  •
  a corporation or partnership (or any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or

    (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

        The notes will have original issue discount ("OID") for U.S. federal income tax purposes, and accordingly, U.S. holders of notes will be subject to special rules relating to the accrual of income for such purposes. U.S. holders of notes generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. holders may be required to include OID in income in advance of the receipt of cash attributable to such income.

        The notes will be treated as issued with OID equal to the excess of a note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a note will include all payments of principal and stated interest on the note. The notes provide for payment of interest in cash through April 16, 2007. Such interest will be included in the stated redemption price at maturity and taxed as part of OID and will not be again included separately in gross income of U.S. holders when accrued or paid. The issue price is the first price at which a substantial amount of notes are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers). The amount of OID includible in income by an initial U.S. holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. holder holds such note ("accrued OID"). A daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID that accrued in such period. The "accrual period" of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period. The "adjusted issue price" of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any payments of interest and principal made on such note.

Market Discount

        If a U.S. holder acquires a note at a cost that is less than the "revised issue price," the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note for these purposes should be equal to its issue price, increased by the amount of any OID that has accrued on the note, decreased by any principal payments previously made on the note.

        Under the market discount rules of the Code, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not been previously included in income. If a U.S. holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value.

        In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

        With respect to notes with market discount, a U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that a U.S. holder acquires on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.

Acquisition Premium

        A U.S. holder that purchases a note for an amount that is less than or equal to the stated redemption price at maturity of the note but in excess of the note's adjusted issue price is generally permitted to reduce the daily portion of OID by an amount equal to the product of (x) the amount of such daily portion of OID and (y) a fraction, the numerator of which is the excess of the U.S. holder's adjusted tax basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the aggregate amount of OID includible in income with respect to the note after the date on which such note is purchased. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, the U.S. holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

        The rules governing market discount and acquisition discount are complicated, and U.S. holders should consult their tax advisers concerning the application of these rules.

Amortizable Bond Premium

        In general, if a U.S. holder purchases a note for an amount in excess of the stated redemption price at maturity of the note, such excess will constitute bond premium. In such case, a U.S. holder generally will not be required to include any interest income (including OID).

Election to Treat All Interest as OID

        U.S. holders may elect to include in gross income all interest that accrues on a note, including any stated interest, OID, market discount, de minimisOID, and de minimis market discount (as adjusted by amortizable bond premium and acquisition premium), by using the constant yield method described above under "Original Issue Discount." Such an election for a note may be revoked only with the permission of the IRS and U.S. holders should consult their tax advisers before making such election.

Constructive Dividend

        The conversion price of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Sale, Exchange, Redemption and other Disposition of Notes

        Except as provided below under "—Conversion of Notes into Common Stock," you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition

(excluding any portion attributable to accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder's income) and your adjusted tax basis in the note, which will be equal to the amount paid for the note, increased by the amount of OID and market discount, if any, previously included in income and decreased by the amount of payments of interest and principal. Any gain or loss recognized on a disposition of the note will be capital gain or loss, except as described under "Market Discount" above. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Conversion of Notes into Common Stock

        You will not recognize any income, gain or loss on the conversion of your notes into common stock except to the extent of cash received in lieu of a fractional share of common stock. You will be required to include in gross income daily portions of the OID (and market discount, if you have elected to include such market discount in income on a current basis) not previously included in gross income with respect to the notes, up to the date of conversion. Cash received in lieu of a fractional share of common stock generally should be treated as a payment in exchange for such fractional share. The amount of gain or loss on the deemed sale of such fractional share will be equal to the difference between the amount of cash you receive in respect of such fractional share, and the portion of your adjusted tax basis in the note that is allocable to the fractional share. The tax basis of the common stock received upon a conversion will equal the allocable portion of the adjusted tax basis of the note that was converted into common stock. See discussion under the heading "—Sale, Exchange, Redemption and other Disposition of Notes" above for more details. Your holding period for common stock will include the period during which you held the notes. To the extent any common stock issued upon a conversion is allocable to accrued OID (and possibly market discount, if you have elected to include such market discount in income on a current basis), the holding period for such common stock may commence on the day following the date of delivery of common stock, although there is no authority precisely on point. Although the law is unclear, if a U.S. holder converts notes with market discount and has not elected to include market discount currently in income, the amount of accrued market discount which existed on the date of conversion should be treated as ordinary income on the disposition of the stock received by the U.S. holder in such conversion to the extent of gain recognized on upon the disposition of such stock.

Dividends on Common Stock

        If, after you convert a note into common stock, we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment, up to your basis in such common stock. Any remaining excess will be treated as capital gain. If you are a corporation, you may be able to claim a deduction for a portion of any distribution received that is considered a dividend.

Sale or Other Disposition of Common Stock

        Subject to the rules discussed under the heading "—Conversion of Notes into Common Stock" with respect to notes with market discount, you will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Exercise of the Optional Redemption or Repurchase Right

        If a U.S. holder requires us to repurchase a note on a repurchase date and we issue shares of our common stock in full satisfaction of the repurchase price, the exchange of a note for shares of our common stock should be treated in the same manner as a conversion.

        If a U.S. holder requires us to repurchase a note on a repurchase date and if we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then, in general:

  •
  a U.S. holder should recognize gain (but not loss) to the extent that the cash and the value of the shares exceed its adjusted tax basis in the note, but in no event should the amount of recognized gain exceed the amount of cash received (see discussion under the heading "—Sale, Exchange, Redemption and other Disposition of Notes" above for more details);

  •
  a U.S. holder will be required to include in gross income daily portions of the OID (and market discount, if you have elected to include such market discount in income on a current basis) not previously included in gross income with respect to the notes, up to the date of conversion;

  •
  a U.S. holder's basis in the shares received should be the same as its basis in the note repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by such holder (other than gain with respect to a fractional share); and

  •
  the holding period of the shares received in the exchange should include the holding period for the note that was repurchased, except that the holding period of shares attributable to accrued OID (and possibly market discount, if you have elected to include such market discount in income on a current basis) may commence on the day following the date of delivery of common stock, although there is no authority precisely on point.

        If we elect to exercise our option to purchase a note or if a U.S. holder requires us to repurchase a note on a repurchase date and if, in either event, we deliver to a holder cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described above under "—Sale, Exchange, Redemption and other Disposition of the Notes."

Non-U.S. Holders

        The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or common stock. The term "non-U.S. holder" means a beneficial owner of a note or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. Non-U.S. holders should consult their own tax advisers to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

        The 30% U.S. federal withholding tax will not apply to any payment to you of interest (including OID) on a note provided that:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

  •
  you are not a "controlled foreign corporation" that is related to us within the meaning of section 864(d)(4) of the Code;

  •
  you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

  •
  (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

        If you cannot satisfy the requirements described above, payments of interest (including OID) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest (including OID) on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Conversion of the Notes

        A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "—Sale, Exchange or Redemption of Notes or Common Stock," below.

Dividends

        Any dividends paid to you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see "—U.S. Holders—Constructive Dividend" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Redemption of Notes or Common Stock

        Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you,

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        A non-U.S. holder whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). A corporate non-U.S. holder whose gain is described in the first bullet point above may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

        We believe we are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. However, there can be no assurances that we will not become a U.S. real property holding corporation in the future.

U.S. Federal Estate Tax

        The U.S. federal estate tax will not apply to notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Noteholders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such persons should consult with their tax advisers before considering an investment in the notes.

Information Reporting and Backup Withholding

        If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest (including OID) on the notes, dividends paid on the common stock, and the proceeds of sale of a note or share of common stock unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income. The backup withholding rate for 2002 is 30%.

        If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under "—Non-U.S. Holders—Payment of Interest." In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SELLING SECURITY HOLDERS

        The notes were originally issued by us in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Each institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling security holder's transferees, pledgees, donees and successors (collectively, the "selling security holders"), may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling security holder and common stock into which the notes are convertible.

        The following table sets forth information as of July 29, 2002, with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling security holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading "Other" in the "Name" column below represents the notes and shares held by holders who have not yet returned to us their questionnaire.

        The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling security holder beneficially owns one percent or more of our common stock assuming conversion of the selling security holders' notes, except as otherwise indicated in the table below.

        Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Name	Principal Amount of Notes Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned	Common Stock Offered(1)	Notes Owned After Completion of Offering(2)	Common Stock Owned After Completion of Offering(2)	Material Relationship(3)
AIG/National Union Fire Insurance	$1,325,000	18,718	18,718	-0-	—	None
Akela Capital Master Fund, Ltd.	$2,000,000	28,253	28,253	-0-	—	None
Allstate Insurance Company	$1,200,000	16,952	16,952	-0-	—	None
Allstate Life Insurance Company	$600,000	8,476	8,476	-0-	—	None
Alpha U.S. Sub Fund VIII, LLC	$500,000	7,063	7,063	-0-	—	None
Argent Classic Convertible Arbitrage Fund (Bermuda), Ltd.	$4,500,000	63,569	63,569	-0-	—	None
Argent Classic Convertible Arbitrage Fund L.P.	$1,000,000	14,127	14,127	-0-	—	None
Argent LowLev Convertible Arbitrage Fund Ltd.	$1,000,000	14,127	14,127	-0-	—	None

Arkansas PERS	$1,675,000	23,662	23,662	-0-	—	None
Bancroft Convertible Fund, Inc.	$1,725,000	24,368	24,368	-0-	—	None
Bank Austria Cayman Islands, Ltd.	$3,200,000	45,205	45,205	-0-	—	None
Bay County PERS	$345,000	4,874	4,874	-0-	—	None
Black Diamond Capital I, Ltd.	$975,000	13,773	13,773	-0-	—	None
Black Diamond Convertible Offshore, LDC	$6,464,000	91,314	91,314	-0-	—	None
Black Diamond Offshore Ltd.	$3,569,000	50,417	50,417	-0-	—	None
Boilermakers Blacksmith Pension Trust	$2,145,000	30,301	30,301	-0-	—	None
Calamos Market Neutral Fund—Calamos Investment Trust	$10,000,000	141,265	141,265	-0-	—	None
Chrysler Corporation Master Retirement Trust	$9,710,000	137,168	137,168	-0-	—	None
CIBC World Markets (International) Arbitrage Corp.	$8,500,000	120,075	120,075	-0-	—	None
CitiCorp Life Insurance Company—Corporate	$14,000	198	198	-0-	—	None
Cobra Fund U.S.A. LP	$33,000	466	466	-0-	—	None
Cobra Master Fund Ltd.	$217,000	3,065	3,065	-0-	—	None
Consulting Group Capital Markets Funds	$500,000	7,063	7,063	-0-	—	None
Deephaven Domestic Convertible Trading Ltd.	$9,000,000	127,139	127,139	-0-	—	None
Delaware PERS	$2,365,000	33,409	33,409	-0-	—	None
Delta Air Lines Master Trust	$2,505,000	35,387	35,387	-0-	—	None
Delta Air Lines Master Trust	$1,065,000	15,045	15,045	-0-	—	None
Delta Pilots D & S Trust	$1,250,000	17,658	17,658	-0-	—	None
Deutsche Bank Securities Inc.(4)	$27,100,000	382,828	382,828	-0-	—	None
Double Black Diamond Offshore LDC	$18,046,000	254,927	254,927	-0-	—	None
Duke Endowment	$410,000	5,792	5,792	-0-	—	None
Ellsworth Convertible Growth and Income Fund, Inc.	$1,725,000	24,368	24,368	-0-	—	None
F. R. Convt. Sec. Fn.	$240,000	3,390	3,390	-0-	—	None
Gaia Offshore Master Fund Ltd	$10,850,000	153,272	153,272	-0-	—	None
Grace Brothers Management, LLC	$3,500,000	49,443	49,443	-0-	—	None
Grace Brothers, Ltd.	$2,000,000	28,253	28,253	-0-	—	None
ICI American Holdings Trust	$865,000	12,219	12,219	-0-	—	None
KBC Financial Products (Cayman Islands)(5)	$25,500,000	360,226	360,226	-0-	—	None
Lincoln National Convertible Securities Fund	$1,500,000	21,190	21,190	-0-	—	None
Louisiana CCRF	$470,000	6,639	6,639	-0-	—	None

Lyxor Master Fund	$1,650,000	23,309	23,309	-0-	—	None
McMahan Securities Co. L.P.	$1,000,000	14,127	14,127	-0-	—	None
Merrill Lynch, Pierce, Fenner & Smith Inc.	$5,641,000	79,688	79,688	-0-	—	None
Microsoft Corporation	$3,215,000	45,417	45,417	-0-	—	None
Morgan Stanley Dean Witter Convertible Securities Trust	$3,000,000	42,380	42,380	-0-	—	None
Motion Picture Industry Health Plan—Active Member Fund	$580,000	8,193	8,193	-0-	—	None
Motion Picture Industry Health Plan—Retiree Member Fund	$360,000	5,086	5,086	-0-	—	None
National Benefit Life Insurance Company	$8,000	113	113	-0-	—	None
OCM Convertible Trust	$5,465,000	77,201	77,201	-0-	—	None
Ondeo Nalco	$250,000	3,532	3,532	-0-	—	None
Partner Reinsurance Company Ltd.	$1,895,000	26,770	26,770	-0-	—	None
Peoples Benefit Life Insurance Company Teamsters	$9,500,000	134,202	134,202	-0-	—	None
Primerica Life Insurance Company	$331,000	4,676	4,676	-0-	—	None
Prudential Insurance Co. of America	$235,000	3,320	3,320	-0-	—	None
Qwest Occupational Health Trust	$480,000	6,781	6,781	-0-	—	None
Ramius Capital Group	$465,000	6,569	6,569	-0-	—	None
Ramius, L.P.	$250,000	3,532	3,532	-0-	—	None
RCG Baldwin, L.P.	$500,000	7,063	7,063	-0-	—	None
RCG Halifax Master Fund, Ltd.	$1,385,000	19,565	19,565	-0-	—	None
RCG Latitude Master Fund, Ltd.	$2,350,000	33,197	33,197	-0-	—	None
RCG Multi-Strategy, L.P.	$3,850,000	54,387	54,387	-0-	—	None
Southern Farm Bureau Life Insurance	$1,400,000	19,777	19,777	-0-	—	None
St. Albans Partners Ltd.	$5,000,000	70,633	70,633	-0-	—	None
Starvest Combined Portfolio	$1,375,000	19,424	19,424	-0-	—	None
State Employees' Retirement Fund of the State of Delaware	$3,665,000	51,774	51,774	-0-	—	None
State of Connecticut Combined Investment Funds	$7,550,000	106,655	106,655	-0-	—	None
State of Oregon—Equity	$7,601,000	107,376	107,376	-0-	—	None
Syngenta AG	$410,000	5,792	5,792	-0-	—	None
TD Securities (USA) Inc.	$19,000,000	268,404	268,404	-0-	—	None
Tempo Master Fund LP	$10,000,000	141,265	141,265	-0-	—	None
The Coast Fund L.P.	$2,000,000	28,253	28,253	-0-	—	None
The Travelers Indemnity Company	$797,000	11,259	11,259	-0-	—	None

The Travelers Insurance Company—Life	$603,000	8,518	8,518	-0-	—	None
The Travelers Insurance Company—Separate Account TLAC	$31,000	438	438	-0-	—	None
The Travelers Life and Annuity Company	$41,000	579	579	-0-	—	None
Travelers Series Trust Convertible Bond Portfolio	$175,000	2,472	2,472	-0-	—	None
Tribeca Investments, LLC	$4,000,000	56,506	56,506	-0-	—	None
UFJ Investments Asia Limited	$1,000,000	14,127	14,127	-0-	—	None
Vanguard Convertible Securities Fund, Inc.	$8,825,000	124,666	124,666	-0-	—	None
Wolverine Trading	$1,000,000	14,127	14,127	-0-	—	None
Worldwide Transactions Ltd.	$946,000	13,364	13,364	-0-	—	None
Writers Guild—Industry Health Fund (Boomer Fund)	$140,000	1,978	1,978	-0-	—	None
Zeneca Holdings Trust	$580,000	8,193	8,193	-0-	—	None
Other	$93,351,000	1,318,723

(1)
Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling security holder. The number of shares issuable upon conversion is subject to adjustment under certain circumstances.

(2)
Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.

(3)
Includes any position, office or other material relationship which the selling security holder has had within the past three years with Duane Reade Inc. or any of its predecessors or affiliates.

(4)
Deutsche Bank Securities Inc. will beneficially own approximately 1.4% of our common stock, assuming conversion of all of the selling security holders' notes and based on the 23,947,742 shares of common stock outstanding as of June 29, 2002.

(5)
KBC Financial Products (Cayman Islands) will beneficially own approximately 1.3% of our common stock, assuming conversion of all of the selling security holders' notes and based on the 23,947,742 shares of common stock outstanding as of June 29, 2002.

PLAN OF DISTRIBUTION

        The notes and the common stock are being registered to permit resale of these securities by the selling security holders from time to time after the date of this prospectus. We have agreed, among other things, to bear the expenses (other than underwriting discounts and selling commissions) incurred in connection with the registration and sale of the notes and the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the notes or the common stock by the selling security holders.

        The selling security holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in cross, block or other types of transactions:

  •
  on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise;

  •
  through the settlement of short sales; or

  •
  through any other legally available means

        Our common stock is listed for trading on The New York Stock Exchange under the symbol "DRD."

        In connection with the sale of the notes and the common stock into which the notes are convertible, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling security holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling security holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents.

        In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        To the extent required, the specific notes or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act.

VALIDITY OF THE NOTES

        The validity of the notes and shares of common stock issuable upon conversion of the notes will be passed upon for us by Latham & Watkins, 885 Third Avenue, New York, New York 10022.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K as of December 29, 2001 and December 30, 2000 and for the three years in the period ended December 29, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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INDUSTRY AND MARKET DATA
SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE NOTES
EXPERTS